June 14, 2005


John B. Wood
Telos Corporation
19886 Ashburn Road
Ashburn, VA 20147

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
      	Filed April 18, 2005
		File No. 001-08443
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		Filed May 16, 2005
		File No. 001-08443

Dear Mr. Wood:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Management Discussion and Analysis of Financial Condition and
Results
of Operations, page 8

Results of Continuing Operations, page 10

Years ended December 31, 2004, 2003 and 2002, page 10

Cost of sales, page 10

1. We note your disclosure that your 2003 cost of sales included a credit of $1.1 million settlement received in July 2003, as a result of litigation against a former business partner. Please expand on this litigation settlement and why you considered it appropriate to classify this in cost of sales.

Liquidity and Capital Resources, page 11

2. MD&A should consider enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in their financial statements, rather than recitation of the items in the cash flow statements. Specifically explain the reasons for the significant increase in billed accounts receivable at December 31, 2004. Discuss any changes in payment terms or credit terms, as applicable. Tell us how you considered the guidance in Section IV of Release No. 34-48960 regarding your MD&A disclosures.

Consolidated Financial Statements

Consolidated Statements of Operations, page 18

3. We note in your disclosures that you have service and product revenue. You should separately present revenue from the sales of products and services on the face of the income statement. See Regulation S-X, Article 5-03(b)(1) and (2). The costs relating to each type of revenue similarly should be reported separately on the face of the income statement. We note similar disclosures within your Form 10-Q filed on May 16, 2005.

Note 1.  Summary of Significant Accounting Policies, page 24

Revenue Recognition, page 24

4. Your revenue recognition policy disclosures should reference the appropriate accounting principles. See APB No. 22, paragraph 12. In this regard, you should indicate the accounting literature that is applicable to your various revenue generating arrangements. For each type of revenue generating activity (i.e., integration services, products, integration, support services, software arrangements) describe your accounting and refer to the authoritative accounting literature you apply. Clarify whether you follow the guidance in SOP
97-2, SAB 104, and/or EITF 00-21 for each type of activity and explain the basis for that conclusion.

5. You indicate that you record revenues from fixed-price services contracts using the percentage-of-completion method of accounting. Tell us more about the nature of your service contracts and explain why you believe it is appropriate to use contract accounting for those arrangements. In this regard, footnote 1 of SOP 81-1 indicates that SOP 81-1 is not intended to apply to service transactions.

6. Your accounting policy disclosures should clearly indicate how multiple element arrangements impact revenue recognition and how you apply EITF 00-21 and/or SOP 97-2 to your arrangements. In this regard, it appears that your individual arrangements include multiple elements. Clearly identify the different elements included in your contractual arrangements, clarify how you allocate fair value to each element and refer to the accounting literature that supports your accounting. If some of your arrangements have deliverables that are subject to the scope of more than one higher-level of literature (e.g., SOP 81-1 or SOP 97-2) explain how your accounting is consistent with the guidance in EITF 00-21.

7. Regarding your revenue recognition policy for `product reselling`, explain whether you record those revenues gross or net and refer to the criteria in EITF 99-19 to support your conclusions.

Financial Instruments, page 26

8. Further explain why you have not estimated the fair value of your subordinated debt or your redeemable preferred stock. Clarify the nature of the unique features of these instruments and why estimation is not practicable.

Note 2. Investment in Enterworks, page 27

9. Please explain your accounting and income statement classification for the various transactions you consummated with Enterworks during
2003. In this regard, clarify the various payments, products and services you paid and received and how you have classified them in your statements of operations. Refer to the accounting literature that supports your accounting. Also, explain the reasons for the $500,000 writedown of your investment in Enterworks International in
2003. We note similar disclosures on page 9 of your Form 10-Q filed on May 16, 2005.

10. We note your 21.5% equity interest in Enterworks, Inc. as well as
your statement that you own notes receivable from Enterworks totaling
approximately $3.3 million.  You indicate on page 27 that the notes
receivable was reduced to zero during 2004 and 2003 as your share of
the Enterworks losses exceeded the carrying value of the notes. Quantify the amount of equity income/losses you recorded under APB 18 for this investment for all periods presented. Provide your calculations under Rule 3-09 and 4-08(w) of Regulation S-X and explain why the respective disclosures are not included in your
financial statements.   Provide a similar calculation and analysis
for your investment in Enterworks International for periods prior to consolidating under FIN 46. We note similar disclosures on page 9 of your Form 10-Q filed on May 16, 2005.

Note 3. Sale of Telos OK LLC, page 28

11. Explain the reasons why the deferred gain was recorded in July 2000. Explain the circumstances that required the gain to be deferred until the Company disposed of its interest in TelosOK LLC.
Provide a summary of the transaction that occurred in July 2000 and explain the basis for deferral under SAB 81. We note similar disclosures on page 16 of your Form 10-Q filed on May 16, 2005.

Note 7. Redeemable Preferred Stock, page 31

Senior Redeemable Preferred Stock, page 31

12. We understand from your disclosures that you will be required to
redeem approximately 27% of all shares and accrued dividends outstanding of your Senior Redeemable Preferred Stock on October 31,
2005.  You further indicate that you have the intent and ability to
refinance the Senior Redeemable Preferred Stock on a long-term basis
by utilizing excess availability on the Facility and therefore, you
have classified them as long-term. Explain how you considered the guidance in paragraph 11(b) of SFAS 6. In this regard, address how you have determined that the terms are readily determinable since the
amount of available borrowings fluctuates based on the underlying asset-borrowing base. Also, tell us how you considered the provisions of the Facility that affect your ability to pay dividends and how this impacts your conclusion that you have the ability to consummate the refinancing. We note similar disclosures on page 12 of your Form 10-Q filed on May 16, 2005.

12% Cumulative Exchangeable Redeemable Preferred Stock, page 31

13. We note that for a number of reasons, you believe that the likelihood is that you will not be able to meet the redemption schedule set forth in the terms of the Public Preferred Stock. We note, however, that you believe you have the ability and intent to refinance amounts due on a short-term basis. If you truly have the ability and intent to refinance these amounts, explain why you will not be able to meet the redemption schedule. Please clarify this apparent inconsistency. We note similar disclosures on page 12 of your Form 10-Q filed on May 16, 2005.

14. Explain whether it is possible for you to re-finance the portion of the Public Preferred Stock that is redeemable in 2005. In this regard, your disclosures suggest that you may be prohibited and/or limited to redeeming the Public Preferred Securities due to provisions in your Facility, Maryland law and other limitations. Please advise. We note similar disclosures on page 12 of your Form
10-Q filed on May 12, 2005.

15. We note that you have classified all of your Public Preferred Stock as long-term obligations as of December 31, 2004 as you believe you have the intent and ability to refinance amounts due on a short-term basis. Tell us how you meet the requirements of paragraph 11 of
SFAS 6. In this regard, it does not appear that, before you issued your balance sheet, you have either (i) issued a long-term obligation or equity securities for the purpose of refinancing, or (ii) entered into a financing agreement that permits you to refinance. Please advise. We note similar disclosures on page 12 of your Form 10-Q filed on May 12, 2005.

16. If you are not able to classify the current portion of your Senior Redeemable Preferred Stock or your Public Preferred Stock as long term following the guidance in SFAS 6, tell us if and to what extent this classification impacts any working capital covenants your may be subject to.

17. We note that you have established a committee to consider proposals and alternatives with respect to a possible restructuring or recapitalization of your capital. Explain to us the events that will occur if you have not successfully consummated such a restructuring or recapitalization by the required redemption date, October 2005. Address the various limitations you describe in your financial statements and how these may impact your ability to redeem according to the current redemption schedule. Explain the various alternatives you are considering, including the failure to consummate a restructuring/recapitalization and how they may impact your cash requirements over both the short and long term. Tell us how you considered the guidance in Item 303 of Regulation S-K and Section IV of Release No. 34-48960 and why you have not provided this information in MD&A. We note similar disclosures on page 13 of your
Form 10-Q filed on May 12, 2005.


Note 8.  Stockholders` Equity, Warrants, Option Plan and Employee
Benefit Plan, page 32

Stock Options, page 32

18. We note that you generally grant options under your respective plans at the estimated fair value at the date of grant. Since no public market exists for the common stock underlying your options, tell us how you considered the disclosure guidance set forth in SOP
94-6. Because the valuation of privately issued equity securities required the use of estimates and judgments, explain why you did not provide disclosures about the risks and uncertainties that could significantly affect the amounts reported in your financial statements. Similarly address how you considered the guidance in
Section V of Release No. 34-48960 regarding these critical accounting estimates.

Note 10. Commitments and Contingencies, page 36

Warranties, page 37

19. Tell us more about the product warranties you provide and explain the basis for your accounting. Explain the nature and amount of the revenues you defer for a particular contractual arrangement and explain how you determine the amount to defer. Do these revenues relate to separately priced extended warranties, similar to those addressed in FTB 90-1? If not, tell us how your accounting complies with paragraph 24 of SFAS 5.

Note 13.  Summary of Selected Quarterly Financial Data
(Unaudited),
page 39

20. Explain the reasons for the significant gross profit during the quarter ended September 30, 2004. Also, explain the reasons for the significant increase in sales during the quarter ended September 30,
2003. Tell us how you considered the guidance in Item 302(a)(3) of
Regulation S-K regarding these unusual items in the respective periods.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855, Lisa
Mitrovich
(Assistant Chief Accountant) at 202-551-3453 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Craig Wilson
Senior Assistant Chief Accountant

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John B. Wood
Telos Corporation
June 14, 2005
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